FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the June 27, 2005 "US Airways Today" employee newsletter:

Plan of Reorganization includes profit-sharing

As more documents related to the US Airways-America West merger and US Airways Chapter 11 Plan of Reorganization (POR) are filed over the next several days, our employees will see that changes have been made to the profit-sharing plan first offered in summer 2004.

In August 2004, US Airways' board of directors approved a new proposed plan, which was never adopted. This plan had several conditions, including that the company and its labor unions quickly reach consensual agreements that would have avoided a Chapter 11 filing.

"We were crystal clear from the beginning that if we were unable to reorganize outside of Chapter 11, we could not guarantee that the profit-sharing plan approved by the board would survive the bankruptcy process," said Jerry Glass, executive vice president and chief human resources officer. "Once in Chapter 11, we would be subject to a number of uncertainties outside of our control, including whether anyone investing in the emerging company would even agree to any profit-sharing plan."

Additionally, prior to our filing for Chapter 11, we had stated that the original plan might need to be changed in order for our POR to be approved. The continued, unprecedented increase in the cost of fuel has had a negative impact on the future earnings outlook for all airlines. While our new equity partners recognize the sacrifices of our employees, they also are aware of the risks involved in investing in this industry.

At the same time, however, our proposed merger with America West Airlines raises new hopes for the future of our company. The proposed new plan will pay employees, excluding officers of the company, 10 percent of the first 10 percent of pre-tax profits in the merged US Airways, plus 15 percent of anything over 10 percent. This proposal also requires approval from the bankruptcy court.

US Airways expects to file its POR in the coming days and is on track to emerge from Chapter 11 and consummate the merger with America West in the late summer/early fall time frame.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group (together, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group's management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group ability to continue as a going concern; US Airways Group's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group's liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group's various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West Holdings and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.